UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-14793

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

(Full	title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2017 and 2016

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of Puerto Rico

Santurce, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2017 and for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Miami, Florida

July 11, 2018

Stamp No. E298222 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

Report of Independent Registered Public Accounting Firm

The Participants and Board of Trustees of

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico:

We have audited the accompanying statement of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the Plan) as of December 31, 2016. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Juan, Puerto Rico

July 12, 2017

Stamp No. E325019 of the Puerto Rico Society of Certified

Public Accountants was affixed to the

record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	As of December 31,
	2017	2016
Assets
Investments
Investments, at fair value	$45,862,429	$38,679,439
Receivables
Contributions receivable from participants	17,955	1,823
Contributions receivable from employer	—	8,101
Notes receivable from participants	3,045,075	2,337,458

Total receivables	3,063,030	2,347,382

Cash	268,444	488,246

Total Assets	49,193,903	41,515,067

Liabilities
Other liabilities	2,183	—

Net assets available for benefits	$49,191,720	$41,515,067

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Year ended December 31, 2017
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,370,342
Dividends and interest income	1,584,789

Total investment income	5,955,131

Interest income on notes receivable from participants	139,411

Contributions
Participants	4,036,599
Employer	623,077
Rollovers from other qualified plans	231,547

Total contributions	4,891,223

Total additions	10,985,765

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	3,250,830
Administrative expenses	58,282

Total deductions	3,309,112

Net increase	7,676,653
Net Assets available for benefits
Beginning of year	41,515,067

End of year	$49,191,720

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code, as amended (the “PR Code”). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Amendments

There were no plan amendments during 2017.

Eligibility

All Puerto Rico full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the PR Code of $15,000 for the tax year ended December 31, 2017. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 10% of their eligible compensation. The Bank is required to make a matching contribution of twenty-five cents for every dollar up to the first 4% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,500 pre-tax contribution after contributing the Plan limit of $15,000 of their pre- tax annual compensation.

On March 21, 2018, the Bank approved an increase to the employers matching contributions to fifty cents for every dollar of the employees contribution up to 6% of their eligible compensation, effective on July 5, 2018. Refer to Note 11, Subsequent Events, below for additional information about the change in the Bank’s matching contribution.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participant’s accounts.

Vesting

Participants are immediately vested in their contributions and the Bank’s matching contributions plus actual earnings thereon. Vesting in the Bank’s additional discretionary contribution is based on years of continuous service. A participant is 100% vested in the discretionary contribution after five years of credited service.

The vesting schedule for the Bank’s additional discretionary contribution is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Notes receivable from Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. As of December 31, 2017 and 2016, substantially all of the loans have interest rates ranging from 5.25% to 6.50%, and are due at various maturity dates through January 2023. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. All distributions from the Plan will be made in a single lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. A participant will fully vest in his or her account balance (including matching and discretionary contributions) upon permanent and total disability. Payment of disability benefits will be made similar to payments to retired employees described above. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

Hurricane Relief for Distributions and Loans to Participants

On November 15, 2017, the Puerto Rico Treasury Department issued the Administrative Determination (the “AD”) No. 17-29 for the purpose of establishing: (i) the tax rules under the PR Code applicable to cash distributions due to the effects of Hurricane Maria on Puerto Rico (“Eligible Distributions”), from both employees’ trusts established by private-enterprise employers qualified under Section 1081.01 of the Code (“Retirement Plans”), such as the Plan, and individual retirement accounts established under Section 1081.02 of the Code (“IRA Accounts”); (ii) the duties responsibilities imposed on trustees, administrators, and service providers of Retirement Plans and IRA Accounts with respect to compliance with their duties and obligations as withholding agents in Eligible Distributions; (iii) preferential tax rates applicable to residents of Puerto Rico who receive Eligible Distributions; and (iv) certain regulations applicable to loans to participants in Retirement Plans.

The special relief was available for distributions made between September 20, 2017, and June 30, 2018 to residents of Puerto Rico for tax years 2017 and 2018 to cover eligible expenses. The main provision of the AD No. 17-29, as amended by AD No. 18-02, are:

Eligible Distribution—An eligible distribution under the AD No.17-29 is either a lump sum distribution or a hardship distribution in the form of partial payments made between September 20, 2017 and June 30, 2018 that have been requested by an eligible individual. Recipients of such distributions may continue contributing to their plans (i.e., an individual who takes a distribution will not be subjected to any suspension period that otherwise would apply to future contributions following a hardship withdrawal).

Eligible expenses—The expenses may be incurred by an individual or spouse, children or parents. They must be necessary to cover losses or damages caused by Hurricane Maria in Puerto Rico, or extraordinary and unforeseeable expenses for basic needs arising from the storm, which could include repairs of a home or auto, medical care, food, fuel, lodging, generators and more. The requesting participant need not provide a detailed list of the expenses or losses. Although the special relief is available only for distributions made between September 20, 2017, and June 30, 2018, affected plan participants may request distributions before the June 30th deadline for eligible expenses they will incur after that date.

Special tax relief —The first $10,000 of an eligible distribution will be exempt from income taxes and the alternative minimum tax (AMT) under the PR Code. Eligible distributions over $10,000 will be subject to a flat 10% income tax rate as long as the tax is withheld at the time of the distribution. Otherwise, the distribution will be taxed at the ordinary tax rates, including the AMT. Individuals can take multiple distributions, but the total cannot exceed $100,000.

Plan loans—During the eligibility period, retirement plans are allowed to make loans to participants even if the plan terms do not provide for them (although the plan will need to be amended by December 31, 2018). Plans may modify the terms of loans outstanding as of September 20, 2017, and those disbursed during the eligibility period, allowing participants to stop repayment for up to one year or to extend the loan for another year (thus reducing the payments). Finally, plan loans must still comply with plan provisions and with ERISA.

During 2017, the Bank adopted the provisions of the AD No. 17-29, as amended. As of June 30, 2018, the Plan has processed withdrawals and loans of $3.7 million and $0.6 million, respectively, under the special relief provisions of the AD No. 17-29. The Bank plans to amend the Plan document on or before December 31, 2018 to incorporate the special relief provisions for distributions and loans to participants in a case of extreme economic hardship in accordance with the AD.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2017 the Bank paid on behalf of the Plan $167,539 in administrative fees and other services rendered by the plan record keeper and $50,000 for investment advisory to a third-party consultant. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan, refer to Note 7 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Rollover distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation. Refer to Note 1, Description of the Plan, above, for the special relief provisions for distributions and loans to participants affected by Hurricane Maria in Puerto Rico.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New accounting pronouncements

No new accounting pronouncements are applicable to the Plan.

3.	Fair Value Measurements

The Financial Accounting Standards Board authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2017 and 2016, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2017
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$44,684,915	$—	$—	$44,684,915
Investment in First BanCorp.	1,177,514	—	—	1,177,514

	$45,862,429	$—	$—	$45,862,429

	As of December 31, 2016
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$37,249,045	$—	$—	$37,249,045
Investment in First BanCorp.	1,430,394	—	—	1,430,394
Investcash Money Market, included in cash	46,530	—	—	46,530

	$38,725,969	$—	$—	$38,725,969

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is the Net Asset Value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market. These investments are classified as Level 1.

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2017 and 2016.

4.	Party In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer or any affiliate, any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of shares of mutual funds with a market value of $6,131,941 (2016—$6,761,704) managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2017 and 2016, the First BanCorp. United Stock Fund held 230,885 and 216,398 shares, with a quoted market value of $1,177,514 and $1,430,394, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. This Fund also has an investment of $44,588 (2016—$46,530) in the State Street Institutional U.S. Government Money Market Fund. For the year ended December 31, 2017, the Plan did not receive any dividend income related to First BanCorp. common stock and the net depreciation in the fair value of the investment in First BanCorp. common stock amounted to $283,404. Plan assets include notes receivable from participants of $3,045,075 and $2,337,458 as of December 31, 2017 and 2016, respectively. For the year ended December 31, 2017 interest income related to participant loans receivable amounted to $139,411. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

5.	Tax Status

The Plan obtained its latest determination letter on January 27, 2014, in which the Puerto Rico Treasury Department determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the PR Code and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $3,613 at December 31, 2017 ($5,842 at December 31, 2016). Forfeited accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $5,842 were used to cover administrative expenses during 2017.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

9.	Additional Contributions

No additional discretionary contributions were made for the year ended December 31, 2017. However, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2017, the Bank agreed to reimburse the amount of $2,183 to highly compensated participants to satisfy contribution requirements. At December 31, 2017, these corrective distributions were recorded as part of other liabilities in the statement of net assets available for benefits and as an offsetting against contributions in the statement of changes in net assets available for benefits.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

10.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2017:

2017
Net assets available for benefits per the financial statements	$49,191,720
Excess contributions payable to participants	2,183

Net assets available for benefits per Form 5500	$49,193,903

The following is a reconciliation of participant contribution per the financial statements to Form 5500 for the year ended December 31, 2017:

2017
Participant contributions per the financial statements	$4,036,599
Excess contributions due to participants	2,183

Participant contributions per Form 5500	$4,038,782

Participant contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2017. The Form 5500 reports participant contributions on the cash basis.

11.	Subsequent events

On March 21, 2018, the Bank approved an increase to the employer matching contribution to fifty cents for every dollar of the employees contribution up to 6% of their eligible compensation, effective on July 5, 2018. The matching contribution of fifty cents for every dollar of the employees contribution is comprised of: (i) twenty-five cents for every dollar of the employees contribution up to 6% of their eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employees contribution up to 6% of their eligible compensation to be deposited as a lump sum as of the second payroll of the month of January of the Plan Year following that in which the elective deferrals were made. The lump-sum annual matching shall be subject to a vesting period of 3 years of service.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2017 and 2016

12.	Prohibited Transactions – Participant’s Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2017 and 2016 there were unintentional delays in the remittance of some participants’ contributions withheld. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions. During 2018 and 2017, the Bank remitted to the Plan $0.03 and $12.08 related to lost earnings pertaining to year 2017 and 2016, respectively.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	230,885	shares	**	1,177,514

	Total Common Stocks					1,177,514

	Mutual Funds
	Fidelity Spartan Extended Mkt Index	Mutual Fund	33,943	shares	**	2,106,177
*	State Street Institutional US Government Money Market Fund	Mutual Fund	44,588	shares	**	44,588
	Dreyfus Mid Cap Index Fund	Mutual Fund	6,223	shares	**	231,064
	Harbor Bond Institutional Class Fund	Mutual Fund	236,979	shares	**	2,725,261
	Harbor Bond Institutional International Class Fund	Mutual Fund	55,494	shares	**	3,746,943
	Loomis Sayles Growth Fund	Mutual Fund	133,414	shares	**	2,071,916
	Loomis Sayles Inv. Grade Bond	Mutual Fund	8,208	shares	**	90,698
*	Schwab GOVT Money Fund	Mutual Fund	6,131,941	shares	**	6,131,941
	Vanguard Wellington Admiral	Mutual Fund	163,823	shares	**	11,890,300
	Vanguard S&P 500 Index Admiral	Mutual Fund	35,273	shares	**	8,705,998
	Metropolitan West Total Return	`	10,840	shares	**	115,549
	Vanguard Dividend Growth Inv. Fund	Mutual Fund	128,977	shares	**	3,424,349
	Virtus Small Cap Core	Mutual Fund	105,105	shares	**	3,400,131

	Total mutual funds					44,684,915

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 6.50% maturity dates January 2018 to January 2023			**	3,045,075

	Total Other Investments					3,045,075

	Total					$48,907,504

*	Party in-interest
**	Historical cost is not required for participant directed investment.

See accompanying report of Independent Registered Public Accounting Firm.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2017

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2017	$116	$—	$116	$—	$—	$0.03
2016	$12,613	$—	$12,613	$—	$—	$12.08

See accompanying report of Independent Registered Public Accounting Firm.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
(Name of Plan)

Date: 7/11/2018	By:	/s/ Pedro A. Romero
Authorized Representative

******